January  14,  2005



United  States  Securities  and  Exchange  Commission
Mail  Stop  0409
Washington,  DC  20549

Attn:  Mr.  Andrew  Mew

       Re:  OEF  Corporate  Solutions,  Inc.
            Form  8-K  filed  December  20,  2004

Dear  Mr.  Mew:

     This letter is in response to your correspondence dated December 27, 2004. Please be advised that we have filed an amended Form 8-K on EDGAR to clarify the periods in which there were no disagreements with Weinberg & Company, P.A. We have included in the EDGAR filing, a letter from Weinberg & Company, P.A. indicating whether or not they agree with our amended Form 8-K disclosure.

     The  Company  acknowledges  that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should  you  require  any  additional  information,  please  notify me directly.

                              Very  truly  yours,



                              /s/ Natalie  Shahvaran
                              ----------------------
                              Natalie  Shahvaran
                              President